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November 5, 2024	vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”)
Registration Statement on Form N-14, File No. 333-281990

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 30, 2024 and November 1, 2024 with respect to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on October 29, 2024 (the “Registration Statement”) relating to the issuance of common stock of the Registrant in connection with the proposed merger of Tortoise Midstream Energy Fund, Inc. (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the Pre-Effective Amendment No. 2 to the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 3 to the Registration Statement concurrently herewith to address the comments of the staff and to file updated exhibits in Part C of the Registration Statement.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission
November 5, 2024

Disclosure Comments

1.	Comment: Please clarify for the staff supplementally the phrase “substantially the same” with respect to the preferred shares being issued in the Merger (see response No. 1 in the response letter dated October 2, 2024).

Response: Registrant confirms that the preferred shares being issued in the Merger will have the same terms with respect to distributions and redemptions as the corresponding Target Fund shares for which they are exchanged.

Accounting Comments

2.	Comment: Under “Fees and Expenses” beginning on page 9 of the Joint Proxy Statement/Prospectus, please revise the footnotes to fee and expense table to clarify that management fees are calculated based on Managed Assets, but presented in the table as a percentage of net assets.

Response: The Registrant has made the requested change.

3.	Comment: Under “Example” beginning on page 10 of the Joint Proxy Statement/Prospectus, please remove the rows that present the costs of investing in the Funds based on Managed Assets.

Response: The Registrant has made the requested change.

4.	Comment: Under “Capitalization” beginning on page 30 of the Joint Proxy Statement/Prospectus, please confirm that the amounts of preferred stock authorized are correct.

Response: The Registrant confirms the accuracy of the amounts of preferred stock authorized as revised in Pre-Effective Amendment No. 3.

5.	Comment: Under “Appendix B Financial Highlights”, please remove references to the audited financial statements of each Fund as included in each Fund’s annual report for the fiscal year ended 2018 or, alternatively, revise the consent from the auditor to incorporate such audited financial statements in the Registration Statement.

Response: The Registrant has removed references to the audited financial statements of each Fund as included in each Fund’s annual report for the fiscal year ended 2018.

Except as set forth in 2-5 above, Registrant confirms that no further changes to the disclosures are included in Pre-effective Amendment No. 3 except for a correction of a typographical error in the sentence preceding the senior security table. Please contact the undersigned at 312-609-7661 or Jacob Tiedt at 312-609-7697 if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.